UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banks BANCO BRADESCO S.A.

Biannual Analytical
Report:JUNE 2010

Rating	RATING RATIONALE
AAA

In a meeting held on October 21, 2010, Austin Rating’s Risk Rating Committee affirmed Banco Bradesco S/A´s (Bradesco - Bank) long-term rating of AAA (“triple A”) and short-term of A-1. The rating outlook remained stable.

With total assets of R$ 558.1 billion and Shareholders’ Equity (SE) of R$ 44.3 billion (base date: June 2010), Bradesco was founded in 1943 in Marília, São Paulo and is the second-largest private bank in Brazil in terms of total assets (base date: June 30, 2010). With a strong presence in Brazil’s retail banking sector, it is a leader in a number of segments and provides a wide range of financial products and services through its vast customer service network, which includes branches, banking service branches and correspondent banks. Bradesco operates in several segments through its subsidiaries, including leasing, investment banking, securities brokerage, consortium management, credit cards, insurance, private pensions and savings bonds. The operations are carried out in an integrated manner by the companies of the Bradesco Organization.

Bradesco’s risk rating is based on Austin Rating’s risk evaluation methodology for financial institutions and basically reflects: (i) the extremely diversified assets and liabilities and the strong diversification of businesses and sources of income (financial intermediation, services, fees, insurance, private pension, etc.); (ii) the excellent economies of scale provided by the vast client base (21.9 million checking account clients in June 2010), including the most diversified individual and corporate profiles; (iii) the excellent distribution logistics of its vast service network, which totaled 3,476 branches in June 2010; (iv) high investments in technology; (v) the funding profile, which is characterized by extremely high diversification, stability, adequate terms to finance its lending operations and an extremely low liquidity risk, benefitted by the vast and comprehensive distribution network, with a nationwide presence; (vi) the strong capital and high operational limits, which impact the bank’s solidity and ability to expand its assets; (vii) the good credit quality, efficiency and performance ratios; (viii) the conservative approach in the establishment of credit loss coverage ratios and the approach of risk management; and (ix) the advanced stage of corporate governance, with joint decisions guiding processes for risk management, internal controls and compliance, supported by specific Statutory and Executive Committees, with high efficiency and wide scope, which mitigates the risks to which the financial institution is exposed.

The risk ratings of financial institutions performed by Austin Rating assess the short- and long-term credit risk of the institutions. The ratings attributed by Austin Rating follow the national rating scale and serve as a parameter for comparisons between banking institutions operating in Brazil and potentially with operations abroad. The Austin scale does not consider and also is not limited to the country’s sovereign rating, which is used as a ceiling for international ratings.

In addition to political, macroeconomic, sector and regulatory factors that apply to financial institutions, Austin Rating’s analytical process considers the quantitative and qualitative aspects inherent to the financial institution under analysis.

The bank presents exceptional intrinsic financial strength. These are usually large institutions with safe and valued businesses, as well as excellent current and historical financial conditions.
Therefore, the business and industry environments may vary without affecting the bank’s intrinsic operating conditions. Risk is almost null.
Date: Oct. 21, 2010
Validity: Sept. 30, 2011

About the Rating
Outlook: Stable
Note: -
History:
Jun/10: Rating: AAA (stable)
Rating: A-1 (ST)
Dec/09: Rating: AAA (stable)
Rating: A-1 (ST)
Sept/09: Rating: AAA (stable)
Rating: A-1 (ST)
Dec/08: Rating: AAA (stable)
Rating: A-1 (ST)
Jun/08: Rating: AAA (stable)
Rating: A-1 (ST)
Dec07: Rating: AAA (stable)
Rating: A-1 (ST)
Mar/04: Rating: AAA (stable)

Analysts:

Rodrigo Indiani
Tel.: 55 11 3377 0704
rodrigo.indiani@austin.com.br

Luis Miguel Santacreu
Tel.: 55 11 3377 0703
Luis.santacreu@austin.com.br

Austin Rating Serviços Financeiros
Rua Leopoldo Couto Magalhães,
110 – conj. 73
São Paulo – SP
CEP 04542-000
Tel.: 55 11 3377 0707
Fax: 55 11 3377 0739
www.austin.com.br

Banks BANCO BRADESCO S.A.

The rating was based on public and confidential information obtained in diligence meetings. The information presented to Austin Rating for the risk rating works enabled an analysis consistent with the methodology to rate financial institutions.  The disclosure made by the bank was of very good quality and was considered by the monitoring of the rating.

Asset Quality

Bradesco maintained growth in its asset base, closing June 2010 with a balance of R$ 558.1 billion, representing an increase of 15.7% from the R$ 482.5 billion reported in June 2009. The growth between June 2009 and June 2010 was mainly due to the 16.3% increase in the loan portfolio, from R$ 179.4 billion in June 2009 to R$ 208.6 billion in June 2010, and also by the growth of 7.6% in short-term interbank investments and 7.3% in securities. The individual loan segment expanded by 20.7%, led by the performance of the payroll-deductible loans and credit card segments in the last 12 months (June 2009 through June 2010). In the Corporate segment, which increased by 12%, growth was led by BNDES/Finame onlending operations, real estate financing - corporate plans, working capital and operations abroad.

The loan portfolio quality indicators continued to improve, thanks to increased efforts to recover troubled assets and the lower delinquency levels, which were benefited by the improvement in the domestic economic environment, which enabled Bradesco to expand its loan portfolio with quality.  Considering the entire agreement and not just the installments, total non-performing loan operations as percentage of total loans fell from 9.4% in June 2009 to 7.9% in June 2010. In the same comparison period, the volume of the non-performing loan portfolio rated between D and H as percentage of total loans declined from 6.3% in June 2009 to 5.4% in June 2010. Given the current economic scenario and provided employment and income levels remain stable, this indicator should improve, though to a lesser degree.

The bank adopts conservative policies to allocate provisions. In response to the growth in non-performing loans, Bradesco constituted additional provisions in 2009. In the end of the first half of 2010, provisions totaled R$ 15.8 billion (R$ 3 billion more than the minimum required), 13.8% higher than the R$ 13.9 billion recorded in June 2009 (R$ 3 billion more than the minimum required) and covering 139.1% of non-performing loans rated between D and H (122.1% in June 2009). The ratio of provisions for loan losses (including additional provisions) to total loans fell from 7.7% in June 2009 to 7.6% in June 2010. At the end of June 2010, total loans rated between "AA" and "C" totaled 91.8%, slightly higher than the 91.3% registered in June 2009. At the end of June 2010, the largest, the twenty largest and the one hundred largest borrowers represented respectively 1.1%, 9.3% and 19.0% of total loans (1.2%, 10.3% and 21.1% of total loans in June 2009).

Loan write-offs as percentage of total loans increased from 2.1% in the first half of 2009 to 2.4% in the first half of 2010, while the ratio of provisions to net losses (write-offs less credits recovered) decreased from 452.5% in the first half of 2009 to 417.2% in the first half of 2010, and the credits recovered/write-offs ratio increased from 17.5% in June 2009 to 24.5% in June 2010.

Capitalization

Shareholders' equity stood at R$ 44.3 billion at the end of June 2010. Paid-in capital stock stood at R$ 28.5 billion, including the R$ 2 billion increase from the capitalization of part of the balance of the "Profit Reserve - Statutory Reserve" account. Including the Equity Reserves of R$ 15.8 billion, Shareholders’ Equity was R$ 44.3 billion, up 18.8% on the same period last year and 6.1% higher than in December 2009.

The capital adequacy ratio (Basel), which had increased in 2009 (16.1% in December 2008 versus 17.8% in December 2009) due to the lower pace of growth of the loan portfolio, declined in the first half of 2010 to 15.9% in June 2010, driven by the recovery to pre-crisis levels, already considering the effects from the repeal of Resolution 3,674/07 issued by the National Monetary Council (CMN) as of April 2010, which enabled the inclusion of the total provision for loan losses in the calculation of regulatory capital.

Banks BANCO BRADESCO S.A.

The reduction in the Basel Ratio is largely due to the recovery in the pace of growth in the loan portfolio that began more intensely in the last quarter of 2009 and continued in the first half of 2010. The loan balance/SE ratio, which had fallen from 5.3x in December 2008 to 4.6x in December 2009, stood at 4.7x in June 2010. The total assets/SE ratio fell from 13.3x in December 2008 to 12.1x in December 2009, and increased to 12.6x in June 2010.

Bradesco has historically maintained a high capital adequacy ratio in relation to the minimum required, which allows for comfortably growing its assets. Bradesco makes available assignment lines, especially payroll-deductible loans and auto loans, to other banks, which are usually small and midsized retail banks.  The bank’s dividend distribution policy has not limited its capitalization, since it has retained a considerable part of its profits. Given Bradesco’s participation in Brazil’s financial system, Austin believes that authorities are likely to support the bank, though this cannot be guaranteed.

On June 30, 2010, Bradesco filed at the Central Bank of Brazil an application to use its internal market risk models for allocating capital, in accordance with the requirements of the autarchy and consequently of the New Basel Capital Accord. Following approval by the central bank, capital allocation for market risk is expected to decline once Bradesco begins using its internal models.

Liquidity

Benefitted by its broad and comprehensive distribution network with a nationwide presence throughout Brazil, Bradesco’s funding structure is very widespread, which supports stable volumes, low average costs and keeping liquidity at comfortable levels. At the end of June 2010, the bank had a total of 21.9 million checking accounts and 37.1 million savings accounts. Cash and cash equivalents of R$ 82.8 million in June 2010 represented 96.3% of deposits maturing within 30 days, 85.1% of the deposits maturing within 180 days and 46.4% of total deposits. In June 2010, the volume of assets maturing within 30 days corresponded to 115.6% of the liabilities maturing in the same period. The volume of assets maturing between 31 and 180 days accounted for 209.7% of the liabilities maturing in the same period. The volume of assets maturing between 181 and 360 days represented 136.3%, while assets maturing in more than 360 days corresponded to 75.5%.

The diversified and highly fragmented composition enables the Bank to obtain relevant gains in the money market, where it invests most of the funds not allocated to credit, as well as to acquire loan portfolios. Since it operates with abundant funding, Bradesco is a major buyer of loan portfolios and, as opposed to small and midsized banks, it registers stronger growth in deposits during periods of uncertainty and crises in confidence, thanks to the migration of funds from smaller institutions.

The Organization has a liquidity policy that defines not only the minimum levels to be observed, taking into account stress scenarios, but also defines in what type of financial instruments the resources should be applied and the operating strategy to be used in each case.  The liquidity risk management process includes daily monitoring of the composition of available resources, compliance with the minimum liquidity level and the contingency plans for stress situations. The control and monitoring of positions are conducted in a centralized manner, contemplating all of the conglomerate's banks.

Management / Strategy / Corporate Governance

Bradesco’s strategy is aimed at supporting continuous expansion in its client base and scale gains, supported by its broad customer service network, with organic growth through new clients, the cross-selling of products to its client base and strategic partnerships representing its main growth drivers. The Bank has focused on increasing the share in the total loan portfolio of loan modalities with higher margins in the retail and middle market corporate loan segments. In parallel to the expansion of gains from financial intermediation, Bradesco aims to achieve constant growth in its revenues from financial services, expanding its credit card operations and increasing its shares in the asset management, private pension plan and private banking markets.

Banks BANCO BRADESCO S.A.

The objective is to increase gains from financial intermediation and scale in the services area.

The bank organizes its operations in accordance with the profile of its clients, establishing the following operational segments: (i) Bradesco Varejo (serving individuals and micro and small companies); (ii) Bradesco Corporate, serving large-sized companies (annual revenue over R$ 300.0 million); (iii) Bradesco Empresas, serving companies with revenues between R$ 30.0 million and R$ 300.0 million); (iv) Bradesco Private, serving high-worth individuals (minimum of R$ 2.0 million available for investment); (v) Bradesco Prime, for individuals with income above R$ 6,000 or investments of R$ 70,000; and (vi) Banco Postal.

Bradesco will remain focused on the domestic market, considering its excellent growth potential, which is strengthened by the social mobility observed in recent years, especially the expansion of the "C" and "D" income groups and the possibility of cross-selling in its client base, which comprises 57.9 million clients that maintain some type of relationship with the Organization (checking accounts, savings accounts, insurance, financing, private pension plans, credit cards, among others). In the insurance market, the bank’s management believes that the domestic market offers vast growth potential, considering the low volume as a ratio of GDP when compared with more mature economies. The international expansion strategy is limited to supporting foreign trade, distribution networks, funding and private banking.

Bradesco Organization’s Corporate Governance includes all hierarchical levels and aims to optimize the company’s performance and protect all stakeholders, i.e. shareholders, investors, clients, employees, suppliers, etc., as well as to facilitate access to capital, add value to the company and contribute to its sustainability, especially in those aspects related to transparency, equitable treatment and accountability. This structure, which is always aligned with best market practices, is based on the guidelines established by the Board of Directors. The Organization’s risk management is based on joint decisions supported by specific Statutory and Executive Committees. This process involves the participation of all levels contemplated by the scope of Corporate Governance, from Senior Management to the various business, operational, product and services areas.

Performance

Net income was R$ 4.5 billion, up 12.1% from the R$ 4.0 billion recorded in the previous year. Return on equity stood at 20.4%, versus 21.6% in June 2009, while return on assets was 1.62%, compared with 1.67% in the first half of 2009. Although profitability in the first half of 2010 was slightly below that in the same period last year, it is worth mentioning that in the first half of 2009 the bank recorded a non-operational gain of R$ 1.9 billion, which includes the partial sale of its interest in Visanet (current Cielo), net of distribution charges, in the amount of R$ 2.0 billion. The operational income increased 40.6%, from R$ 4.6 billion to R$ 6.4 billion. The key factor contributing to the stronger net income in the first half of 2010 in relation to the same period last year was the expansion in loan operations and the continued reduction in delinquency, which led to reductions in provision for loan losses.

Financial income, however, fell 2.5%, from R$ 32.7 billion in the first half of 2009 to R$ 31.9 billion in the first half of 2010, impacted mainly by lower gains with treasury operations, which was offset by a 14.8% reduction in financial expenses. The lower financial expenses mainly reflected the lower expenses with federal funds purchased and securities sold under agreements to repurchase, from R$ 12.6 billion in the first half of 2009 to R$ 11.8 billion in the first half of 2010, and the reduction in expenses with the provision for loan losses from R$ 7.3 billion in the first half of 2009 to R$ 4.5 billion in the first half of 2010. The lower provisions for loan losses were due to the reduction in delinquency and the greater efforts employed to recover credits. The rate of delinquency for loans overdue more than 60 days fell for the third straight month, from 6.7% in September 2009 to 5.4% in June 2010.

Banks BANCO BRADESCO S.A.

The sharper decrease in financial expenses than in revenue led gross income from financial intermediation to grow by 27.9%, from R$ 9.4 billion in the first half of 2009 to R$ 12.1 billion in the first half of 2010, and financial margin (gross income from financial intermediation/revenue from financial intermediation) to increase from 28.8% to 37.8% in the same comparison period.

Another factor that traditionally has an important impact on net income is fee income, which grew by 10.1%, from R$ 5.7 billion in the first six months of 2009 to R$ 6.3 billion in the same period in 2010, partially offsetting the increase in personnel expenses (from R$ 3.8 billion to R$ 4.4 billion) and administrative expenses (from R$ 4.3 billion to R$ 5.3 billion). The increase in fee income was mainly driven by the growth in loan operations, the net growth in new checking accounts and the higher income from credit cards and asset management, which offset the lower income from underwriting transactions in the period.

The R$ 598 million growth in personnel expenses (R$ 3.8 billion in June 2009 to R$ 4.4 billion in June 2010) is mainly due to higher expenses with salaries, charges and benefits, due to the organic growth through the expansion of service points and the consequent hiring of employees. The increase in administrative expenses basically reflects the expansion in the Customer Service Network, the higher business volume, the contract adjustments and the impact from the Banco Ibi merger.

In relation to the first half of 2010 and the same period last year, other operating expenses net of other operating income amounted to R$ 267 million, mainly due to higher expenses with: (i) the constitution of operational provisions, especially for civil contingencies; (ii) the amortization of goodwill; and (iii) the operating expenses from the merger of Banco Ibi in November 2009.

In June 2010, the efficiency ratio [(personnel expenses + administrative expenses) / (gross income from financial intermediation + fee income + retained premiums from private pension plans and savings bonds + variations in technical provisions for private pension plans, insurance and savings bonds – retained insurance claims – selling expenses for insurance, private pension plans and savings bonds)] declined from 50.0% in June 2009 to 48.7% in June 2010.

Grupo Bradesco de Seguros e Previdência posted revenue in the first half of the year of R$ 14.4 billion in the insurance, savings bonds and private pension plan segments. This amount represented an increase of 23.7% in relation to the R$ 11.6 billion posted in the same period in 2009. Net income increased from R$ 1.3 billion in the first half of 2009 to R$ 1.4 billion in the first half of 2010. The 9% growth in net income was due to the 23.7% growth in revenues, the lower claims and the stable expenses in relation to 2009, despite the collective bargaining agreement signed in January 2010. The combination of these factors led to a decline in the combined ratio from 85.5 in June 2009 to 84.7 in June 2010.

Market Risk

The control of market risk is performed for all of the Organization's companies on a corporate and centralized basis. All activities exposed to market risk are mapped, measured and classified in terms of probability and magnitude, with the respective mitigation plans duly approved by the governance structure. Bradesco seeks to remain aligned with best practices in the international market, local regulations and Basel recommendations. Accordingly, on June 30, 2010, Bradesco filed at the Central Bank of Brazil an application for the use of its internal market risk models for capital allocation, which comply with the requirements of said autarchy and consequently with the New Basel Capital Accord (Basel II). With this initiative, Bradesco hopes to reduce the allocation of capital to market risk with the utilization, once authorized by the Central Bank, of its own internal models. Compliance with the limits is monitored on a daily basis by the Integrated Risk Control Department, which is independent from management and adopts the Parametric VaR (Value at Risk) methodology to calculate Trading Portfolio risk, which has a confidence level of 99%, a one-day horizon and correlations and volatilities calculated based on statistical methods that attribute a higher weighting to recent returns. In addition, the methodology applied and existing statistical models used to measure market risk are reviewed daily using backtesting techniques.

Banks BANCO BRADESCO S.A.

Despite the very high volumes, Bradesco’s market risk is mitigated by the strong diversification of the indexers of its assets and liabilities, which provides a correlation effect that neutralizes mismatching to some extent, by its conservative treasury policy and by its strong risk-control instruments. Following the period of elevated volatility, VaR declined in 2009, after rising sharply in the last quarter of 2008. A the end of June, the trading portfolio’s VaR corresponded to 0.01% of Shareholders' Equity.

Risk factors (R$ ‘000)	Dec/08	Jun/09	Dec/09	Jun/10
Fixed Rate	76,236	5,680	10,351	3,544
IGP-M	18	154	289	494
IPCA	267,651	69,167	2,799	716
Domestic Exchange Coupon	13,991	876	179	1,505
Foreign Currency	23,070	6,709	954	172
Equities	4,499	2,952	7,766	4,894
Sovereign/Eurobonds and Treasuries	170,532	34,619	9,250	3,113
Other	61	94	24	4
Correlation/diversification effect	(112,617)	(35,176)	(11,556)	(8,900)
VaR at end of period	443,441	85,075	20,056	5,542

Source: Supplementary Information to the Report on Economic and Financial Analysis

Exogenous Factors

Following the turbulence in 2009, the world economy presented signs of recovery in economic activity in the first half of 2010, led by emerging countries such as China, India and Brazil. The United States, Japan and Germany also showed signs of acceleration in their economies. On the other hand, recovery is still uncertain in the Euro Zone, due to the fiscal crises in Greece, Spain and Portugal. This scenario led to revisions in estimates for world economic growth from 2% to 4% in 2010, according to the International Monetary Fund (IMF).

In the domestic scenario, the performance of the economy, with higher levels of employment, income and consumption in the first six months of 2010, has favored the expansion of business.  In the first quarter of 2010, GDP grew 9% in relation to the same period last year. The indicators for the industrial and retailing sectors, which stood at 17.3% and 11.5% in the first five months of 2010, respectively, also showed improvement in relation to the same period of 2009. The negative event of the year was the deterioration in inflation, with the IPCA index measuring inflation of 3.1% in the year, compared with 2.6% in the same period of 2009. According to financial analysts, the index should end the year at 5.5%, above the target of 4.5%. In this environment, in the first half of 2010, the Monetary Policy Committee (COPOM) raised the SELIC rate from 8.7% to 10.2% p.a., with the aim of converging inflation to the target.

Regulatory authorities for the banking industry moderately and gradually promoted measures to reverse the fiscal and monetary incentives granted in 2009, which could eventually lead to some type of adjustment without, however, affecting the expansion of the Bank’s businesses. At the end of February 2010, the Central Bank changed the rates of reserve requirements, which slightly increased Bradesco’s costs for deposits by institutional investors.

Austin does not believe that the changes under discussion (Basel 3) that should increase the minimum capital requirements for financial institutions to be an obstacle to expanding Bradesco’s operations, considering its conservative capital allocation criteria and the excess it maintains in relation to the minimum requirement. Regarding the risk management model and the implementation of Basel II, Bradesco has developed a proprietary risk management model, which was submitted to the Central Bank. With capital requirements customized to its needs, Bradesco expects more efficient allocation of funds.

Banks BANCO BRADESCO S.A.

OUTLOOK

Banco Bradesco is one of the largest financial conglomerates and it maintains an optimum operational scale and diversified business, which boost its competitiveness against the downward trend in spreads. The rating's stable outlook reflects Austin Rating’s expectations that the risk rating should not change and incorporates the Bank’s inherent characteristics. Regarding Bradesco’s fundamentals, Austin highlights its consistent asset quality and conservative management model, especially the risk controls. Credit quality should remain consistent with the bank’s rating.

EXCERPTS FROM THE FINANCIAL STATEMENTS

(Financial Statements audited by PricewaterhouseCoopers Auditores Independentes – in R$ ‘000)

Assets	Dec/07	Dec/08	Jun/09	Dec/09	Jun/10
Current Assets	259,498,965	344,543,102	368,673,601	372,874,546	414,795,890
Cash and due from banks	5,486,606	9,295,541	9,001,287	6,946,563	6,877,457
Interbank Investments	36,967,044	73,462,439	88,862,144	109,71 9,374	95,923,112
Securities and Derivative Financial Instruments	98,133,256	118,548,453	127,876,226	116,323,999	129,429,288
Interbank Accounts	23,589,375	13,286,710	16,129,013	17,997,796	49,348,400
Interdepartmental Accounts	429,362	55,960	23,460	239,698	595,642
Loans	66,400,261	76,636,185	74,089,094	79,043,243	86,024,286
Leasing	3,056,428	6,91 8,300	7,824,455	7,966,713	7,604,134
Other Receivables	23,951,895	44,932,764	43,307,022	33,098,804	37,448,179
Other Assets	1,484,738	1,406,750	1,560,900	1,538,356	1,545,392
Long-term Receivables	76,722,127	102,259,226	105,627,474	123,153,749	133,072,084
Interbank Investments-LT	655,081	728,786	774,267	1,077,439	554,724
Securities and Derivative Financial Instruments-LT	16,318,453	13,049,220	18,233,782	30,294,736	27,325,707
Interbank accounts-LT	447,139	461,372	467,665	485,722	482,456
Loans-LT	41,895,366	54,089,629	51,628,627	58,700,883	72,843,110
Leasing -LT	4,905,967	12,901,443	13,272,628	11,747,405	9,708,341
Other Receivables-LT	11,878,015	20,636,782	20,899,688	20,469,176	21,796,117
Other Assets-LT	622,106	391,994	350,817	378,388	361,629
Permanent Assets	4,922,672	7,610,715	8,176,532	10,194,797	10,232,242
Investments	604,076	1,048,497	1,358,660	1,260,819	1,553,104
Premises and Equipment	2,091,682	3,236,644	3,283,406	3,406,308	3,420,421
Leased Assets	11,421	12,741	16,295	11,646	6,530
Intangible assets	2,215,493	3,312,833	3,518,171	5,516,024	5,252,187
Total Assets	341,143,764	454,413,043	482,477,607	506,223,092	558,100,216

Banks BANCO BRADESCO S.A.

Liabilities	Dec/07	Dec/08	Jun/09	Dec/09	Jun/10
Current Liabilities	213,406,326	248,474,344	276,610,508	298,608,497	328,089,064
Deposits	75,797,142	91,745,343	91,358,767	104,481,562	104,702,842
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	54,693,633	48,510,998	74,593,479	86,590,180	100,358,331
Funds from Issuance of Securities	1,724,727	2,590,402	3,056,109	3,367,651	4,107,167
Interbank Accounts	16,632	12,920	195,798	22,968	272,192
Interdepartmental Accounts	2,521,233	2,900,799	1,707,909	2,927,186	2,505,129
Borrowings	7,718,270	13,123,735	10,658,504	7,683,073	8,502,066
Local Onlendings – Official Institutions	5,360,030	6,740,688	7,342,951	6,521,754	7,423,957
Foreign Onlendings	1,257,281	182	450	794	488,925
Derivative Financial Instruments	668,954	1,794,281	2,416,504	435,175	987,358
Other Liabilities	63,648,424	81,054,996	85,280,037	86,578,154	98,741,097
Long-term Liabilities	97,035,535	171,087,150	167,963,529	164,742,544	184,701,323
Deposits-LT	22,526,304	72,748,010	76,153,161	66,591,522	73,749,127
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase -LT	18,940,016	31,466,155	25,116,305	26,682,866	30,775,382
Funds from issuance of Securities-LT	4,763,647	6,421,269	4,638,078	4,114,933	8,622,194
Borrowings-LT	347,560	1,080,870	422,916	322,063	890,276
Local Onlendings - Official Institutions-LT	8,726,406	11,001,648	10,656,234	12,800,052	17,728,067
Derivative Financial Instruments-LT	282,779	247,645	182,695	96,019	109,534
Other Liabilities-LT	41 ,448,823	48,121,553	50,794,140	54,135,089	52,826,743
Deferred Income	189,147	273,506	272,278	320,625	336,557
Minority interest in Subsidiaries	1 55,412	321,499	354,527	797,675	677,949
Shareholders’ Equity	30,357,344	34,256,544	37,276,765	41,753,751	44,295,323
Total Liabilities	341,143,764	454,413,043	482,477,607	506,223,092	558,100,216

Banks BANCO BRADESCO S.A.

Income Statement	Dec/07	Dec/08	Dec/09	Jun/09	Jun/10
Revenues from Financial Intermediation	42,823,466	57,610,974	62,899,079	32,688,630	31,870,725
Income from Loans	22,372,226	29,862,392	31,304,737	15,456,104	17,664,268
Income from Leasing	916,745	2,398,185	3,456,026	1,803,905	1,199,962
Income from Securities	7,860,479	14,606,733	15,440,485	8,189,183	7,505,744
Financial Income from Ins, Pension Plans and Certificated Saving Plans	7,643,626	6,477,152	8,042,187	4,104,355	3,884,844
Income from Derivative Financial Instruments	2,140,803	-899,822	2,156,936	1,367,261	408,791
Income from Brazilian Central Bank Compulsory Deposits	1,243,235	1,527,331	560,766	284,150	945,872
Foreign Exchange Income	646,352	3,639,003	1,875,335	1,463,366	214,541
Sale or Transfer of Financial Assets	0	0	62,607	20,306	46,703
Financial Intermediation Expenses	24,791,293	41,838,694	42,525,225	23,263,366	19,817,310
Income from Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	13,726,131	22,761,960	23,451,837	12,592,002	11,808,973
Monetary Restatement and Interest on Technical Provisions for Ins., Pension Plans and Certificated Saving Plans	4,61 6,356	4,007,684	5,128,627	2,711,047	2,474,880
Borrowings and Onlendings	942,776	7,179,517	999,267	632,656	1,051,928
Leasing	8,321	5,434	8,166	3,822	3,246
Provisions for Loan Losses	5,497,709	7,884,099	12,937,328	7,323,839	4,478,283
Gross Income from Financial Intermediation	18,032,173	15,772,280	20,373,854	9,425,264	12,053,415
Other Operating Income/Expenses	-8,690,852	-7,983,440	-10,376,151	-4,855,004	-5,626,672
Fee and Commission Income	10,805,490	10,861,633	11,611,490	5,697,396	6,273,479
Equity in earnings of unconsolidated companies	42,268	135,356	200,101	19,056	47,771
Personnel Expenses	-6,569,547	-7,389,021	-7,966,338	-3,759,767	-4,358,267
Other Administrative Expenses	-6,911,514	-8,259,336	-9,282,637	-4,325,457	-5,227,163
Tax Expenses	-2,498,721	-1,967,103	-2,713,569	-1,318,704	-1,456,892
Insurance, Pension Plans and Certificated Saving Plans.retained premiums	20,856,935	22,823,750	26,109,908	11,482,963	13,846,973
Variation of technical Prov. for Insur., Pens. Plans and Certificated Saving Plans	-11,669,410	-10,532,671	-12,786,090	-5,116,893	-6,161,731
Retained Claims	-6,014,455	-7,391,196	-8,329,155	-3,920,145	-4,590,992
Insurance, Pension Plans and Certificated Saving Plans selling expenses	-2,461,558	-2,644,240	-3,012,170	-1 ,379,973	-1 ,725,025
Other Operating Income/Expenses	-4,270,340	-3,567,582	-4,207,691	-2,233,480	-2,274,825
Total Goodwill Amortization	0	-53,030	0	0	0
Operating Income	9,341,321	7,788,840	9,997,703	4,570,260	6,426,743
Non-Operating Income	1,202,854	383,970	2,121,596	1,902,739	-217,427
Income before Income Taxes and minority interest	10,544,175	8,172,810	12,119,299	6,472,999	6,209,316
Income Taxes and Social Contribution	-2,523,238	-518,751	-4,082,309	-2,442,438	-1,665,899
Minority interest in subsidiaries	-11,213	-33,821	-24,708	-10,209	-35,393
Net Income	8,009,724	7,620,238	8,012,282	4,020,352	4,508,024

Banks BANCO BRADESCO S.A.

Balance of Loan Operations	Dec/08	Jun/09	Dec/09	Mar/10	Jun/10
Total Loans	179,955,051	179,376,979	190,989,122	198,106,815	208,587,871
Total Non-Performing Loans	13,789,635	16,923,622	17,018,502	17,042,157	16,453,122
Non-Performing Loans Rated D-H	8,752,400	11,354,820	12,298,756	11,651,099	11,349,669
Allowance for loan losses (including excess)	10,262,601	13,870,608	16,313,243	15,835,807	15,781,573
Total Non-Performing Loans | Total Loans	7.7%	9.4%	8.9%	8.6%	7.9%
Non-Performing Loans Rated D-H | Total Loans	4.9%	6.3%	6.4%	5.9%	5.4%
Allowance for loan losses | Non-Performing Loans rated D-H	117.3%	122.1%	132.6%	135.9%	139.0%
Allowance for loan losses | Total Loans	5.7%	7.7%	8.5%	8.0%	7.6%

Liquidity	Dec/08	Jun/09	Dec/09	Mar/10	Jun/10
Assets due within 30 days	251,683,627	279,140,521	265,077,183	273,314,225	306,037,083
Obligations due within 30 days	200,022,806	223,529,673	243,987,413	258,462,052	264,781,813
Coverage Ratio	125.8%	124.9%	108.6%	105.7%	115.6%

 PERFORMANCE INDICATORS

CAPITAL ADEQUACY (%)	Dec/07	Dec/08	Jun/09	Dec/09	Jun/10
Capitalization	9.9	8.2	8.4	9.1	8.7
Loan Leverage (x)	4.5	5.3	4.8	4.6	4.7
Basel Ratio	14.0	16.1	17.0	17.8	15.9

LIQUIDITY (%)	Dec/07	Dec/08	Jun/09	Dec/09	Jun/10
Current Liquidity	121.6	138.7	133.3	124.9	126.4
Acid Test Ratio	107.7	143.5	136.0	121.9	113.3

ASSET QUALITY (%)	Dec/07	Dec/08	Jun/09	Dec/09	Jun/10
Delinquency (> 60 days)	4.5	4.9	6.3	6.4	5.4
Provisions	5.7	5.7	7.7	8.5	7.6
Commitment of Shareholders’ Equity (> 60 days)	16.3	19.7	22.2	21.2	18.9

COSTS (%)	Dec/07	Dec/08	Jun/09	Dec/09	Jun/10
Intermediation	8.0	10.0	10.5	9.2	7.8
Efficiency	45.6	52.4	50.0	50.8	48.7
Total Cost	12.9	14.2	14.7	13.5	12.1

PROFITABILITY (%)	Dec/07	Dec/08	Jun/09	Dec/09	Jun/10
Gross Margin	33.6	22.9	24.6	27.3	31.6
Return on Equity	26.4	22.2	21.6	19.2	20.4
Return on Assets	2.3	1.7	1.7	1.6	1.6

Banks BANCO BRADESCO S.A.

Austin Rating’s Risk Rating

Financial Strength

AAA The bank presents exceptional intrinsic financial strength. These are usually large institutions with safe and valued businesses, as well as excellent current and historical financial conditions. Therefore, the business and industry environments may vary without affecting the bank’s intrinsic operating conditions. Risk is almost null.

AA The bank presents excellent intrinsic financial strength. These institutions have safe and valued businesses, as well as good current and historical financial conditions. Therefore, the business and industry environments may vary without affecting the bank’s operating conditions. Risk is insignificant.

A The bank presents good intrinsic financial strength. These institutions have safe and valued businesses, as well as good current and historical financial conditions. Therefore, the business and industry environments may vary without affecting the bank’s operating conditions. Risk is very low.

BBB The bank presents adequate intrinsic financial strength. These are usually institutions with covered assets. These banks show reasonable and stable financial condition. The business and industry environments may have stronger variations than in the previous categories and show some risk in the bank’s intrinsic operating conditions. Risk is low.

BB The bank presents reasonable intrinsic financial strength. It shows suitable hedge parameters, but is vulnerable to general and industry economic conditions, which could affect the bank’s intrinsic operating conditions. Risk is moderate.

B The bank presents reasonable intrinsic financial strength. It shows suitable hedge parameters, but is highly vulnerable to general and sector economic conditions that may affect the bank’s intrinsic operating conditions. Risk is moderate.

CCC The bank presents low financial strength, requiring possible external assistance, and is highly vulnerable to general and industry economic factors, which could affect the bank’s intrinsic operating conditions. Risk is high.

CCC The bank presents low financial strength, requiring possible external assistance, and is highly vulnerable to general and industry economic factors, which could affect the bank’s intrinsic operating conditions. Risk is very high.

C The bank presents very poor financial strength, requiring possible external assistance. These institutions are limited by one or more of the following elements: business of questionable value, deficient financial conditions and a highly unfavorable business environment. Risk is extremely high.

The signs + (plus) and - (minus) are used to identify better or worse positions within the same rating scale.

Rating is a risk classification using score or symbols. It expresses the capacity of issuers of marketable or non-marketable debt securities to honor their commitments of interest and amortization of the principal until final maturity.The rating may refer to the issuer, reflecting its ability to honor any commitments in general, or to a specific issue, in which only the issuer’s ability to honor that financial obligation is taken into account.

The information obtained by Austin Rating was considered suitable and reliable. The opinions and simulations in this report constitute Austin Rating’s judgment on the issuer. However, they should not be considered investment recommendations for any purposes whatsoever.

For more information on our rating scales and methods, go to: www.austin.com.br

® All rights reserved. No part of this publication may be reproduced or transmitted in any way or by any electronic or mechanical means, including photocopying, recording or any other information storage or transmission system, without the prior authorization in writing by Austin Rating Serviços Financeiros Ltda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 24, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.